EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

Board of Directors
Canadian National Railway Company:

We consent to the incorporation by reference in the registration statements (Nos. 333-131856, 333-71270, 333-53420, 333-53422, and 333-59337) on Form S-8 of Canadian National Railway Company of our report dated June 27, 2007, with respect to the statements of net assets available for benefits of the Canadian National Railway Company Union Savings Plan for U.S. Operations as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Canadian National Railway Company Union Savings Plan for U.S. Operations.

/s/ KPMG LLP

Denver, Colorado
June 27, 2007